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                             June 9, 2022

       Daniel Shribman
       Chief Executive Officer and Chief Financial Officer
       B. Riley Principal 150 Merger Corp.
       299 Park Avenue, 21st Floor
       New York, New York 10171

                                                        Re: B. Riley Principal
150 Merger Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed May 26, 2022
                                                            File No. 333-262047

       Dear Mr. Shribman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-4 Filed May 26, 2022

       Background to the Business Combination, page 124

   1. Please discuss the potential impact on the transaction related to the resignation of
                                                        Citigroup. For example,
if Citigroup would have played a role in the closing, please revise to identify the party
who will be filling Citigroup's role.
       Management's Discussion and Analysis of Financial Condition and Results of Operations of
       FaZe, page 208

   2. We note your disclosure on page 217 that the COVID-19 pandemic continues to impact your supply chain
operations, causing delays in the production and transportation of your product for your
consumer products business and you have seen an increase in inbound transportation and
inbound freight costs. Please discuss whether supply chain disruptions
 Daniel Shribman
FirstName  LastNameDaniel  Shribman
B. Riley Principal 150 Merger Corp.
Comapany
June 9, 2022NameB. Riley Principal 150 Merger Corp.
June 9,
Page 2 2022 Page 2
FirstName LastName
         materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. FaZe's Executive and Director Compensation, page 257

3. Please disclose the amount of any payments or expected payments to Mr. Bajaj due to his resignation.
FaZe Clan Inc.
Notes to the Consolidated Financial Statements as of and for the years ended December 31, 2021 and 2020
2. Summary of Significant Accounting Policies
Revenue Recognition and Contract Balances, page F-74

4. We note your response to comment 4. Please provide a more detailed analysis of the nature of the performance obligations to your customers specifically how much control you have over the content, and how you provide access to the content. Please explain whether the customer has the right to access the content throughout the license period per the guidance in ASC 606-10-55-58A. Also, discuss how you evaluated and concluded the customer's access exists at only a point in time when the license is granted per paragraph ASC 606-10-55-58B.
5. We note that you have entered into contracts to license certain content produced by your talent for which you have recognized revenues of $4.5 million in 2021 and $2.4 million in
         Q1 2022. It is unclear whether you had capitalized any of this content on your balance sheet as "content asset". Please explain the impact of the license agreements to your content asset balance and expand your policy to discuss the rationale for the type of content that you are capitalizing and the type of content that is not capitalized. Tell us how you considered the guidance in ASC 926-20.
General

6. Please tell us whether Citigroup or any of its affiliates was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure beginning on page 133 regarding the summary of the financial analyses or the projected financial information of FaZe beginning on page 136. If Citigroup or any of its affiliates was involved in preparing this disclosure, please revise the risk factor on page 90 to describe their role in connection with the preparation of the registration statement and the valuation of FaZe and that they disclaim any liability in connection with such disclosure included in the registration statement.
 Daniel Shribman
FirstName  LastNameDaniel  Shribman
B. Riley Principal 150 Merger Corp.
Comapany
June 9, 2022NameB. Riley Principal 150 Merger Corp.
June 9,
Page 3 2022 Page 3
FirstName LastName
7. Please disclose whether Citigroup or any of its affiliates assisted in the preparation or review of any materials reviewed by the BRPM board of directors or management as part of their services to FaZe and whether Citigroup or any of its affiliates has withdrawn its association with those materials and notified BRPM of such disassociation. With respect to the PIPE presentation referenced on page 128, as well as any other materials reviewed by PIPE investors, please also disclose the role of Citigroup and its affiliates and discuss whether Citigroup or any of its affiliates has withdrawn its association with those materials and notified BRPM and the PIPE Investors of such disassociation.
8. Please disclose what consideration the board gave to the information and discussions with
         Citigroup in light of its subsequent resignation and refusal to be associated with the transaction.
9. Please provide us with any correspondence between Citigroup or any of its affiliates and FaZe relating to Citigroup's resignation other than the Termination Letter, as well as any correspondence relating to the PIPE Investment between BRPM, potential PIPE
         Investors and/or Citigroup or any of its affiliates. Please contact the staff member associated with the review of this filing to discuss how to submit the materials to us for our review.
10. Please provide us with the engagement letter between FaZe and Citigroup, as well as any other documentation associated with this transaction. Please disclose any ongoing obligations of the Company pursuant to the engagement letter and any other document that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on the Company in the registration statement.
11. Please provide us with a letter from Citigroup stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Citigroup, and they either agree or do not agree with the conclusions and the risks associated with such outcome.
If
         Citigroup does not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors, including that there cannot be any inference drawn that Citigroup agrees with the disclosure in the prospectus and that investors should not put any reliance on the fact that
         Citigroup was involved with any aspect of the transaction. Additionally, please indicate that you will not speculate about the reasons Citigroup withdrew from its role as financial advisor and forfeited its fee after doing substantially all the work to earn its fee.
12. Please revise your disclosure to highlight for investors that Citigroup's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that Citigroup has been previously involved with the transaction.
 Daniel Shribman
B. Riley Principal 150 Merger Corp.
June 9, 2022
Page 4

        You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,
FirstName LastNameDaniel Shribman
                                                         Division of
Corporation Finance
Comapany NameB. Riley Principal 150 Merger Corp.
                                                         Office of Trade &
Services
June 9, 2022 Page 4
cc:       Era Anagnosti, Esq.
FirstName LastName